UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 10, 2020

Commission File Number 001-39237

Atlas Corp.

(Exact name of Registrant as specified in its charter)

2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008, AS AMENDED ON FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013 AND FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017, APRIL 19, 2017 AND FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017, APRIL 19, 2017 AND FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015, AS AMENDED ON FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016, AS AMENDED ON FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017, AS AMENDED ON FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017, AS AMENDED ON FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018, MAY 7, 2018 AND FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018, AS AMENDED ON FEBRUARY 27, 2020;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019, AS AMENDED ON FEBRUARY 27, 2020; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019, AS AMENDED ON FEBRUARY 27, 2020

Item 1 — Information Contained in this Form 6-K Report

Acquisition of APR Energy Ltd.

On February 28, 2020 (the “Closing Date”), Atlas Corp. (the “Company”) consummated the transactions contemplated by that certain Acquisition Agreement, dated as of November 20, 2019 and as amended on February 21, 2020, among Seaspan Corporation, the Company, Apple Bidco Limited, the entities listed on Exhibit A thereto under the heading “Fairfax”, including Fairfax Financial Holdings Limited in its capacity as the Seller Representative, ACM Energy

Holdings I Ltd., ACM Apple Holdings I, LP and JCLA Cayman Limited (the “Acquisition Agreement”). On the Closing Date, Atlas Corp. completed the acquisition (the “Acquisition”) of 100% of the share capital of Apple Bidco Limited (“APR Parent”), a company incorporated under the laws of England and Wales that holds 100% of the shares of APR Energy Ltd., and issued 29,891,266 Atlas Corp. shares to the sellers as equity consideration, at a deemed value of US$11.10 per share. Atlas Corp. further issued 775,139 Atlas Corp. shares to one of the Fairfax entities to settle indebtedness owing to such entity by APR Parent at the Closing Date. In accordance with the Acquisition Agreement, 6,664,270 shares of Atlas Corp. have been reserved for holdback in connection with post-closing purchase price adjustments and indemnification obligations of the sellers.

Atlas Corp. issued a press release on February 28, 2020 announcing the closing of the Acquisition, a copy of which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

Refinancing of APR Energy Ltd. Bank Debt

APR Energy, LLC (the “Borrower”), a wholly owned indirect subsidiary of Atlas Corp., entered into the (i) Credit Agreement, dated as of February 28, 2020 (the “Bank Credit Agreement”), with (inter alios) the lenders from time to time party thereto and Citibank, N.A., as Administrative Agent and (ii) Credit Agreement, dated as of March 6, 2020 (the “IPL Credit Agreement”, and together with the Bank Credit Agreement, the “Credit Agreements”), with (inter alios) the lenders from time to time party thereto and Citibank, N.A., as Administrative Agent. Capitalized terms used but not otherwise defined in this Report of Foreign Private Issuer on Form 6-K shall have the meanings ascribed to such terms in the Bank Credit Agreement and/or IPL Credit Agreement, as applicable.

The Bank Credit Agreement provides for a secured credit facility (the “Bank Facility”) of up to US$185 million comprised of (i) a revolving loan and revolving letter of credit facility in an aggregate principal amount of US$50 million (“Revolving Loan Commitments”; the loans made thereunder, “Revolving Loans”) and (ii) a term loan facility in an aggregate principal amount of US$135 million (“Bank Term Loan Commitments”; the term loans made thereunder, the “Bank Facility Term Loan”). The IPL Credit Agreement provides for a secured term loan facility (the “IPL Facility”, and together with the Bank Facility, the “Facilities”) in an aggregate principal amount of up to US$100 million (“IPL Term Loan Commitments” and, together with the Bank Term Loan Commitments, the “Term Loan Commitments”; the term loan to be made under the IPL Term Loan Commitments, the “IPL Term Loan” and, together with the Bank Facility Term Loan, the “Term Loans”).

The proceeds of the Facilities are intended to be used by the Borrower (i) to refinance existing indebtedness and (ii) for general corporate purposes of APR Parent and its subsidiaries. The scheduled maturity date for the (i) Bank Facility is February 28, 2023 and (ii) IPL Facility is March 6, 2026.

To the extent reasonably permitted by applicable law, the Borrower’s obligations under each of the Credit Agreements are guaranteed by certain subsidiaries of APR Parent and subsidiaries of the Borrower other than Immaterial Subsidiaries (the “Subsidiary Guarantors”) pursuant to the Intercreditor and Proceeds Agreement, dated as of February 28, 2020 (the “Intercreditor Agreement”), among the Borrower, Subsidiary Guarantors, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., in its capacity as Administrative Agent under each of the Credit Agreements. The obligations of the Borrower under the Credit Agreements are secured on a pari passu basis by substantially all of the assets of the Borrower and the Subsidiary Guarantors (subject to certain limited exceptions). The Borrower’s obligations under the Credit Agreements are also guaranteed by Atlas Corp. on an unsecured basis.

The Borrower will repay the Term Loans under the Credit Agreements in installments on each Payment Date (the “Term Loan Required Payments”). The Borrower may prepay any borrowings under the Bank Facility, in whole or in part, at any time without premium or penalty. Optional prepayments of borrowings under the IPL Facility (i) on or before the second anniversary of the Closing Date thereof must be accompanied by a premium in an amount equal to the Make-Whole Amount referred to in the IPL Credit Agreement, (ii) during the period between the day following the second anniversary of the Closing Date thereof and on or prior to the third anniversary of the Closing Date thereof must be accompanied by a premium in an amount equal to 2.00% of the principal amount of the IPL Term Loan being repaid and (iii) after the three year anniversary of the Closing Date thereof may be made without premium or penalty. Each optional prepayment of a borrowing shall (i) in the case of an optional prepayment of the Revolving Loan under the Bank Facility, reduce the outstanding principal amount of such Revolving Loan, and (ii) in the case of an optional prepayment of (x) the Bank Facility Term Loans be applied to reduce the Term Loan Required Payments thereunder and (y) the IPL Term Loan be applied to reduce the Term Loan Required Payments thereunder. Any amounts of the Revolving Loans under the Bank Facility that are repaid may be reborrowed in accordance with the terms of the Bank Credit Agreement. Amounts repaid or prepaid with respect to the Term Loans under the Facilities may not be re-borrowed. The Borrower will be required to prepay the outstanding Loans under each of the Facilities under certain circumstances, including, but not limited to, upon the occurrence of a Change of Control.

The Bank Credit Agreement requires payment of interest on the outstanding Loans thereunder at a rate per annum equal to the LIBO Rate plus 3.5% per annum. The IPL Credit Agreement requires payment of interest on the outstanding Loans thereunder at a fixed rate of 7.70% per annum.

The Borrower is subject to customary conditions precedent before it may borrow under the revolving credit facility portion of the Bank Facility, including that no default has occurred and is continuing.

The Credit Agreements contain various covenants limiting the Borrower’s and Subsidiary Guarantors’ ability to, among other things, incur additional debt and create or allow any liens to be placed on the collateral securing the Facilities. The Credit Agreements also set forth certain financial covenants including, but not limited to, maintaining (subject to certain cure rights) a minimum debt service coverage ratio, a maximum loan to orderly liquidation value, and a maximum leverage ratio.

The Credit Agreements contain customary events of default including, but not limited to, non-payment of principal or interest, breach of covenants, making incorrect representations, default under any Indebtedness (subject to limited exceptions) and certain bankruptcy events.

Atlas Corp. issued a press release on March 9, 2020 announcing the closing of APR Energy’s US$285 million senior secured financing program, a copy of which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.2.

Fairfax Investment

On February 28, 2020, Seaspan Corporation ( “Seaspan”), a Republic of the Marshall Islands corporation and a wholly-owned subsidiary of Atlas Corp., and Fairfax Financial Holdings Limited, through certain of its affiliates (such affiliates being referred to as the “Fairfax Investors”), entered into a subscription agreement (the “Subscription Agreement”) pursuant to which Seaspan sold, and the Fairfax Investors purchased, US$100 million aggregate principal amount of 5.50% Senior Notes due 2027 (the “Notes”) at an issue price of 100% of their principal amount (the “Fairfax Investment”).

The Notes, which are senior obligations of Seaspan, were issued under an Indenture, dated October 10, 2017 (the “Base Indenture”), between Seaspan and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by a fourteenth supplemental indenture (the “Fourteenth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), dated February 28, 2020, by and among Seaspan, the Company, the subsidiary guarantors of Seaspan specified therein (the “Guarantors”) and the Trustee, which establishes the terms and conditions, and provides for the issuance, of the Notes.

The Notes were offered and sold by Seaspan to the Fairfax Investors in transactions exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) and Regulation S thereunder.

Subscription Agreement

The Subscription Agreement contains customary representations, warranties and agreements by Seaspan and the Guarantors, customary obligations of the parties and termination provisions. In addition, Seaspan and the Guarantors have agreed to indemnify the Fairfax Investors against certain liabilities, including liabilities with respect to any misrepresentation or any breach of any representation, warranty, covenant agreement or obligation of Seaspan or any Guarantor.

On February 28, 2020, the Guarantors were added as parties to the Subscription Agreement pursuant to a joinder agreement among the Guarantors and the Fairfax Investors.

Notes, Guarantees and Indenture

Interest

The Notes will bear interest at 5.50% per annum. Interest on the Notes will be payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, commencing on July 30, 2020. The Notes will mature on March 1, 2027 unless earlier repurchased or redeemed.

Optional Redemption

On or after January 15, 2025, Seaspan may, at its option, at any time, redeem all or any portion of the Notes. The redemption price will equal 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any additional amounts described under “—Additional Amounts.”

If Seaspan becomes obligated to pay additional amounts under the Notes as a result of changes affecting certain withholding taxes, Seaspan may, at its option, redeem all, but not less than all, of the Notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date and any such additional amounts.

Change of Control Put Option

If a Change of Control (as defined in the Indenture and which includes, among other things, certain major corporate events) occurs at any time, holders of the Notes will have the right, at their option, to require Seaspan to repurchase for cash any or all of their Notes. The price for any such repurchase will be 101% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to the repurchase date, or any portion of the principal amount thereof, that is equal to $1,000 or a multiple of $1,000.

Annual Put Right

Once a year, each holder of the Notes may, at its option, require Seaspan to purchase for cash any and all of the Notes held by such holder for a price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, to but excluding the Annual Put Right Purchase Date (as defined in the Indenture).

Additional Amounts

Subject to certain exceptions and limitations set forth in the Indenture, Seaspan will pay additional amounts as may be necessary to ensure that every net payment on a Note to a holder, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the relevant jurisdiction, will not be less than the amount provided in such Note to be then due and payable.

Guarantees

The Notes are jointly and severally guaranteed, on a full and unconditional basis, by each of the Guarantors, which are subsidiaries of Seaspan. The Notes and the related guarantees (the “Guarantees”) are senior obligations of Seaspan and the Guarantors.

Board Representation

The Indenture provides that, subject to certain limitations, (a) the Fairfax Investors will have the right, together with the rights under the indentures governing Seaspan’s 5.50% Senior Notes due 2025 and 5.50% Senior Notes due 2026, to designate (i) two members of the Company’s board of directors and one member to Seaspan’s board of directors if at least $100 million aggregate principal amount of the Notes (as defined below) remains outstanding or (ii) one member of the Company’s board of directors if at least $50 million but less than $100 million aggregate principal amount of the Notes remains outstanding, and (b) the Company will cause such designees to be duly appointed or elected to the Company’s board of directors; provided that in no event shall the rights under the indentures governing Seaspan’s 5.50% Senior Notes due 202, 5.50% Senior Notes due 2026 or the Fourteenth Supplemental Indenture allow the Fairfax Investors to designate more than two members to the Company’s board of directors and one member to Seaspan’s board of directors if the threshold described in clause (i) above is reached, or to designate more than one member to the Company’s board of directors if the threshold described in clause (ii) above is reached. The Fairfax Investors have previously designated two members to the Company’s board of directors, which the Company has caused to be appointed, pursuant to the indenture governing Seaspan’s 5.50% Senior Notes due. For additional information about Seaspan’s private placement with affiliates of Fairfax Financial Holdings Limited and their right to designate members to the Company’s board of directors, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in Seaspan’s 2018 Annual Report on Form 20-F.

Financial Covenants and Restrictions

The terms of the Indenture also include, among other things, certain (a) financial covenants of Seaspan (b) restrictions on, among other things, the ability of Seaspan and its subsidiaries to create certain liens on Seaspan assets and effect or permit certain fundamental changes and (c) restrictions on the ability of the Company to , pay certain dividends, make certain distributions or undertake certain repurchases relating to its common shares or other capital stock or ownership interests exceeding specified thresholds (which may be limited, in the case of dividends and under certain circumstances, to the existing rate of annual dividends paid on the common shares). These covenants are subject to a number of limitations and exceptions described in the Indenture.

Events of Default

The Indenture also provides for customary events of default. In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization involving Seaspan, certain Guarantors or any subsidiary of Seaspan that is a significant subsidiary, all outstanding Notes will automatically become due and payable without further action or notice. If any other event of default occurs and is continuing for a period of 60 days after notice has been given, including a default in performance or breach by the Company of any of its covenants or warranties, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all Notes to be due and payable.

The Base Indenture and the Fourteenth Supplemental Indenture are filed as Exhibits 4.1 and 4.14 to this Report on Form 6-K and are incorporated herein by reference. The description of the Indenture in this Report of Foreign Private Issuer on Form 6-K is a summary and is qualified in its entirety by the terms of the Base Indenture and the Fourteenth Supplemental Indenture.

Exhibit Index

Exhibit No.	Description
4.1	Indenture, dated as of October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on October 12, 2017).

4.14	Fourteenth Supplemental Indenture, dated as of February 28, 2020, by and among Seaspan Corporation, Atlas Corp., the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee.

99.1	Press Release issued by Atlas Corp. February 28, 2020.

99.2	Press Release issued by Atlas Corp. March 9, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: March 10, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer